Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com
Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ American Stock Exchange - Ticker Symbol - AZK U.S. Registration: (File #0-22672) News Release Issue No. 2 - 2006

FEBRUARY 1, 2006
FOR IMMEDIATE RELEASE

CASA BERARDI GOLD SYSTEM EXTENDED DOWN TO 1200 METRES

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to present an exploration progress report on its 100 percent owned Casa Berardi Gold Project located in north-western Quebec, Canada.

A new gold bearing vein has been found in proximity to the Casa Berardi Fault, 200 metres below and 200 metres east of Zone 113, the main gold bearing zone of the current known deposit.  The new gold bearing zone is open to the east and at depth.  The results returned were as follows:

Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)
U474	8.4 including 14.0	7.1 4.1
U564	12.2	7.2
U471	8.2	3.1
U541	4.7 including 8.6	13.5 4.5
U462B	6.7	6.0
U462	6.6	4.5
U531	3.7	13.9
U462A	2.9	6.0
U508	4.6	2.7
*S81	10.0	3.0
*S125	5.6	4.5

*previously reported

“We are encouraged by the new gold discovery made at depth.” said David Hall, President and C.E.O.  “As we move closer to production, we continue to focus on adding to our reserve and resource base at the Project to ensure that the mine has a long life.”

Dip extension of gold bearing system

Drilling completed along the dip extension of Zone 113 indicates that the gold bearing trend leaves the fault system and moves along the contact between a conglomerate unit and associated sediments.  The system can be traced to 300 metres below the present reserves.  Best results returned in the dip extension of Zone 113 were 6.7 grams/tonne over 6.0 metres and 8.2 grams/tonne over 3.1 metres.

February 1, 2006
Casa Berardi Gold System Extended Down to 1200 Metres

Further east, a new quartz vein system has been discovered along the Casa Berardi fault.  Grades in this new vein are similar to that of Zone 113.  Best results returned 8.4 grams/tonne over 7.1 metres (including 14.0 grams/tonne over 4.1 metres) and 12.2 grams/tonne over 7.2 metres.  The highest grades found in Zone 113 have been adjacent to the Casa Berardi Fault.

The gold bearing system has been traced with wide spaced drilling up to 800 metres east of Zone 113.  Closer spaced drilling will be completed in the following months.

Stacking of large quartz zones along the Casa Berardi fault, separated by lower grade areas, is a common feature at Casa Berardi.

East Mine crown pillar

Drilling is currently in progress in order to build an updated mineral resource estimate for the East Mine crown pillar and resources located above the 300 metre level.  Drilling should be completed in the first quarter of 2006.
A mineral reserve estimate, based on an appropriate mining plan, should be completed in the third quarter, 2006.

Establishing additional mineral reserves at the East mine would have a positive impact on future mining operations by providing additional mill feed, additional rockfill material for mine backfill, and additional till for future tailings dam expansion.

Drilling exploration program

The underground exploration program is part of an aggressive drilling program initiated in 2005 with the objective of increasing the current mineral reserves.  Four surface rigs and three underground rigs are currently active on site

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6,000 metres of surface and underground drilling will be completed to confirm and increase open pit inferred mineral resources in the East Mine area, and to complete a mineral reserve estimation with an appropriate mining plan.

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14,000 metres of underground exploration drilling will be completed from the 550 metre level track drift with the objective to upgrade the quality of the existing inferred mineral resources, initially, to an indicated mineral resource category and, ultimately, to a mineral reserve category, upon completion of an appropriate mining plan.

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16,000 metres of surface drilling will be completed to continue to explore the large land position along the gold bearing folded corridor, defined from prior exploration.  The current surface exploration program is focussed mainly along the western dip extension of the West Mine, 100 to 400 metres west and 200 to 500 metres deeper than the contour of mineral reserves of the Lower Inter Zone.

Permitting

Aurizon is also pleased to confirm that the required certificate of authorization for the West Mine operation and the mill has been received from the Ministry of Environment.

Quality Control

Quality Control Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed by SGS Geochemical Laboratories and check assays are carried out by Chimitec of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P. Eng., Principal Engineer Mining Geology, and Martin Demers, P. Geol. Principal Exploration Geologist, both appropriately qualified persons as defined by National Instrument 43-101.

February 1, 2006
Casa Berardi Gold System Extended Down to 1200 Metres

Commercial Production and Project Financing

Commercial production at Casa Berardi is expected to commence in the fourth quarter of this year.  Based on a gold price of US$400 per ounce, a U.S. dollar exchange rate of 1.25, gold reserves of 1,247,000 ounces, and a recovery rate of 91%, the start up plan anticipates that the Project will produce an average of 175,000 ounces of gold per annum at an estimated total cash cost of US$219 per ounce, for an internal rate of return of 23%.  At current gold prices of US$550 per ounce, and an exchange rate of 1.16, the internal rate of return would increase to 48% and the payback is estimated at approximately 2 years.

A senior debt financing facility for up to $75 million announced on December 23, 2005, is expected to close shortly.  In conjunction with the Company’s $28 million equity financing completed in December 2005, the debt facility will meet the Project’s direct and contingent funding requirements for completion and start-up.

Additional Information

One sketch is attached showing the underground exploration progress.  All other information previously released on the Casa Berardi Project is also available on the Aurizon website.

Aurizon is a Canadian-based gold exploration and development company, and owns a 100% interest in the Casa Berardi Project, situated in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Pre-production construction is currently underway and production at the Project is anticipated to commence in late 2006.  Casa Berardi is accessible by road, has mining permits in place and is on the Hydro Quebec power grid.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.  Additional information on Aurizon and its properties is available on Aurizon’s website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”.  These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations and assumptions as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, availability of financing, capital expenditures, work programs, exploration programs and mineral reserve and resource estimates and the realization of mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this News Release, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements.   We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, currency fluctuations, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Revised Initial Annual Information Form filed with the Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

click on the map for a larger version

10400E
10800E
11200E
11600E
12000E
12400E
12800E
WEST
PRINCIPAL
CROWN PILLAR
-400m
-800m
-1200m
550 m level track drift
690 m
790 m
Infill drilling in progress
2005 U/G exploration drilling completed
No significant results
6.7/6.0
2.9/6.0
8.2/3.1
6.6/4.5
4.6/2.7
8.4/7.1 (incl. 14.0/4.1)
4.7/13.5 (incl. 8.6/4.5)
3.7/13.9
10.0/3.0
12.2/7.2
5.6/4.5
Legend
Mineable Reserves
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Preproduction Development 2006
Proposed Development Feasibility study
Exploration Area
New U/G Holes Reported
Previous Surface Hole Reported
AURIZON MINES LTD.
CASA BERARDI PROJECT
QUEBEC
Composite Vertical Longitudinal Section
Principal and West Mine Area

Reference: News Release Issue No. 2-2006